SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. 2)(1)


                          Westfield America, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                959910 10 0
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                               (CUSIP Number)

                                 Irv Hepner
                      c/o Westfield Corporation, Inc.
                    11601 Wilshire Boulevard, 12th Floor
                           Los Angeles, CA 90025
                               (310) 445-2427
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               March 17, 2000
               ---------------------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /_/

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 959910 10 0          SCHEDULE 13D                PAGE  2  OF 4  PAGES
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Perpetual Trustee Company Limited, as former trustee of Westfield
      America Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                  (b)|_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     |_|
      TO ITEMS 2(d) OR 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
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    NUMBER OF       7  SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8  SHARED VOTING POWER
      EACH             -0-
    REPORTING       -----------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH             -0-
                    -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0%
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14    TYPE OF REPORTING PERSON*
      CO
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                                                          Page 3 of 4 Pages
                             AMENDMENT NO. 2 TO
                         STATEMENT ON SCHEDULE 13D

            This Amendment No. 2 (the "Amendment No. 2") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Schedule 13D"), as amended, relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is being filed on behalf of Perpetual Trustee Company Limited, as former trustee of Westfield America Trust ("WAT").

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(b) of the Schedule 13D is hereby amended as follows:

            (b) Pursuant to the Managed Investments Act 1998 enacted by the Australian legislature, the bifurcated trustee/manager structure in respect of WAT has been eliminated and a single entity responsible for all aspects of WAT appointed. On registration of WAT as a managed investment scheme, Westfield America Management Limited ("WAM") became the Responsible Entity of WAT, and Perpetual Trustee Company Limited, the former trustee of WAT, continued to act as custodian of the assets of WAT. On February 13, 2001 the transfer from PTCL to WAM of record ownership of all 64,310,996 Common Shares deemed to be beneficially owned by WAM was completed, and PTCL ceased to act as custodian of the Common Shares. WAM has the sole power to vote and dispose of all 64,310,996 Common Shares deemed to be beneficially owned by WAM, in its capacity as Responsible Entity and trustee of WAT.

            Item 5(e) of the Schedule 13D is hereby amended as follows:

            On March 17, 2000, Perpetual Trustee Company Limited, (which was at that date acting in its capacity as trustee of WAM), ceased to be the beneficial owner of more than five percent (5%) of the Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby amended as follows:

            Under the constitution of WAT, WAM has the sole power to vote and dispose of all Common Shares deemed to be beneficially owned by WAM, as Responsible Entity of WAT.



                                                          Page 4 of 4 Pages

                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2001



Signed in my presence for and on behalf of Perpetual Trustee Company Limited (A.C.N. 000 001 007) by its attorney VICKI RIGGIO and SUDAMOY HAZRA who are personally known to me and each of whom declare that he/she has been appointed by the Board of Directors of that company as an attorney of the company for the purposes of the power of Attorney dated 3/12/99 (Registration No. 4257/420) and that he/she has no notice of the revocation of his/her powers.



/s/    Greg Farrington                      /s/   Vicki Riggio
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Signature of Witness                       Signature of Attorney


       Greg Farrington                     /s/    Sudamoy Hazra
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Full name of Witness                       Signature of Attorney